Mail Stop: 3720- CF/AD 11

Via U.S. Mail and Fax (514) 344-8675

August 21, 2006

Mr. Robert Krebs, Chief Financial Officer
Teleplus Enterprises, Inc.
7575 Transcanadienne, Suite 305
St-Laurent, Quebec, Canada H4T 1V6

Re: Teleplus Enterprises, Inc.
**   Item 4.02(a) of Form 8-K**
**   Filed on August 18, 2006**
**   File No.0-49628**

Dear Krebs:

        We have reviewed your filing and have the following accounting comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so that we may better understand your disclosure. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please state in the amended filing whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(a) of the Form 8-K.

Please disclose in your amended filings if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by the Company's quarterly reports filed on Form 10-QSB for periods ended on March 31, 2006, September 30, 2005 and June 30, 2005 as well as its annual report filed on Form 10-KSB for the year ended December 31, 2005. Please refer to Item 4 of the Form 10-Q for the period ended June 30, 2006. Please tell us or revise Item 4 to disclose what effect the errors had on your current evaluation of disclosure controls and procedures as of your period ended June 30, 2006.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will amend.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

Sincerely,

Terry French
Accountant Branch Chief